News Release

Alexco Closes $6 Million Flow-Through Private Placement

March 17, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce that it has today closed the non-brokered private placement previously announced on March 9, 2009, issuing a total of 3,428,572 flow-through common shares at a purchase price of $1.75 per flow-through share for total gross proceeds of $6,000,000.

Detailed mine planning and underground drilling are currently in progress at the Bellekeno property, financed by capital provided under the silver purchase agreement with Silver Wheaton Corp. (NYSE, TSX:SLW) entered into in the fourth quarter of calendar 2008. Alexco intends to use the proceeds from today’s flow-through financing to continue exploration of its other historic silver-lead-zinc mineral properties located in the Yukon’s Keno Hill district such as Onek, Elsa and Keno 700. Alexco also intends to pursue new targets being developed in the historically unexplored regions of its district holdings, including the McQuesten valley.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the intended expenditure of funds and planned exploration programs. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing and success of transactions, expenditures of funds and exploration programs..

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada